                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                               (Amendment No. 3) (1)


                                  SAVVIS, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   805423-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Bear Stearns Asset Management Inc.            Edwards Angell Palmer & Dodge LLP
        383 Madison Avenue                            101 Federal Street
     New York, New York 10179                          Boston, MA 02110
          (212) 272-9256                                (617) 439-4444
    Attention: Thomas Wasserman                 Attention: Heather Stone, Esq.
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  JUNE 28, 2002
--------------------------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 805423-10-0                 13D                     PAGE 2 OF 18 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       THE BSC EMPLOYEE FUND IV, L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       13-4133064
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP               (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0

  NUMBER OF           ----------------------------------------------------------
                      8     SHARED VOTING POWER
    SHARES
                            889,881
 BENEFICIALLY
                      ----------------------------------------------------------
  OWNED BY            9     SOLE DISPOSITIVE POWER

EACH REPORTING              0

 PERSON WITH          ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            889,881

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       889,882

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

       1.75%

--------------------------------------------------------------------------------
  14   TYPE OR REPORT PERSON

       PN

--------------------------------------------------------------------------------

* All beneficial ownership figures relating to Common Stock on this cover page reflect the fifteen-for-one reverse stock split that occurred on June 6, 2006.

---------------------                                         ------------------
CUSIP NO. 805423-10-0                 13D                     PAGE 3 OF 18 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       CONSTELLATION VENTURE CAPITAL II, L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       13-4124531
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP               (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0

  NUMBER OF           ----------------------------------------------------------
                      8     SHARED VOTING POWER
    SHARES
                            2,246,163
 BENEFICIALLY
                      ----------------------------------------------------------
  OWNED BY            9     SOLE DISPOSITIVE POWER

EACH REPORTING              0

 PERSON WITH          ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            2,246,163

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,246,163

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

       4.42%

--------------------------------------------------------------------------------
  14   TYPE OR REPORT PERSON

       PN

--------------------------------------------------------------------------------

* All beneficial ownership figures relating to Common Stock on this cover page reflect the fifteen-for-one reverse stock split that occurred on June 6, 2006.

---------------------                                         ------------------
CUSIP NO. 805423-10-0                 13D                     PAGE 4 OF 18 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       CVC II PARTNERS, LLC

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       13-4144132
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP               (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            49,716

  NUMBER OF           ----------------------------------------------------------
                      8     SHARED VOTING POWER
    SHARES
                            0
 BENEFICIALLY
                      ----------------------------------------------------------
  OWNED BY            9     SOLE DISPOSITIVE POWER

EACH REPORTING              49,716

 PERSON WITH          ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       49,716

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

       0.10%

--------------------------------------------------------------------------------
  14   TYPE OR REPORT PERSON

       PN

--------------------------------------------------------------------------------

* All beneficial ownership figures relating to Common Stock on this cover page reflect the fifteen-for-one reverse stock split that occurred on June 6, 2006.

---------------------                                         ------------------
CUSIP NO. 805423-10-0                 13D                     PAGE 5 OF 18 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       CONSTELLATION VENTURE CAPITAL OFFSHORE II, L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       N/A
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP               (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0

  NUMBER OF           ----------------------------------------------------------
                      8     SHARED VOTING POWER
    SHARES
                            1,061,914
 BENEFICIALLY
                      ----------------------------------------------------------
  OWNED BY            9     SOLE DISPOSITIVE POWER

EACH REPORTING              0

 PERSON WITH          ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            1,061,914

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,061,914

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

       2.09%

--------------------------------------------------------------------------------
  14   TYPE OR REPORT PERSON

       PN

--------------------------------------------------------------------------------

* All beneficial ownership figures relating to Common Stock on this cover page reflect the fifteen-for-one reverse stock split that occurred on June 6, 2006.

---------------------                                         ------------------
CUSIP NO. 805423-10-0                 13D                     PAGE 6 OF 18 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       THE BEAR STEARNS COMPANIES INC.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       13-3286161
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       NOT APPLICABLE

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            49,716 (1)

  NUMBER OF           ----------------------------------------------------------
                      8     SHARED VOTING POWER
    SHARES
                            4,197,958 (2)
 BENEFICIALLY
                      ----------------------------------------------------------
  OWNED BY            9     SOLE DISPOSITIVE POWER

EACH REPORTING              49,716 (1)

 PERSON WITH          ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            4,197,958 (2)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,247,674 (1)(2)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

       8.35%

--------------------------------------------------------------------------------
  14   TYPE OR REPORT PERSON

       CO

--------------------------------------------------------------------------------

(1) Bear Stearns Asset Management Inc. ("BSAM") is a subsidiary of The Bear Stearns Companies Inc. ("BSCI"). BSAM is the sole managing member of, and an investment adviser to, CVC II Partners, LLC ("CVCP"). As such, BSAM exercises sole investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by CVCP.

(2) BSCI is the sole managing member of Constellation Ventures Management II, LLC ("Management"). Management is the sole managing general partner of The BSC Employee Fund IV, L.P. ("BSC"), the sole general partner of Constellation Venture Capital II, L.P. ("CVC") and the sole general partner of Constellation Venture Capital Offshore II, L.P. ("Offshore"). BSAM is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management and a senior managing director of BSAM. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock beneficially owned by BSC, CVC and Offshore.

* All beneficial ownership figures relating to Common Stock on this cover page reflect the fifteen-for-one reverse stock split that occurred on June 6, 2006.

---------------------                                         ------------------
CUSIP NO. 805423-10-0                 13D                     PAGE 7 OF 18 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       CONSTELLATION VENTURES MANAGEMENT II, LLC

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       13-4122121
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP               (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       NOT APPLICABLE

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0

  NUMBER OF           ----------------------------------------------------------
                      8     SHARED VOTING POWER
    SHARES
                            4,197,958 (1)
 BENEFICIALLY
                      ----------------------------------------------------------
  OWNED BY            9     SOLE DISPOSITIVE POWER

EACH REPORTING              0

 PERSON WITH          ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            4,197,958 (1)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,197,958 (1)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

       8.25%

--------------------------------------------------------------------------------
  14   TYPE OR REPORT PERSON

       PN

--------------------------------------------------------------------------------

(1) Constellation Ventures Management II, LLC ("Management") is the sole managing general partner of The BSC Employee Fund IV, L.P. ("BSC"), the sole general partner of Constellation Venture Capital II, L.P. ("CVC") and the sole general partner of Constellation Venture Capital Offshore II, L.P. ("Offshore"). BSAM is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management and senior managing director of BSAM. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by BSC, CVC and Offshore.

* All beneficial ownership figures relating to Common Stock on this cover page reflect the fifteen-for-one reverse stock split that occurred on June 6, 2006.

---------------------                                         ------------------
CUSIP NO. 805423-10-0                 13D                     PAGE 8 OF 18 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       BEAR STEARNS ASSET MANAGEMENT INC.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       06-1135192
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       NOT APPLICABLE

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            49,716 (1)

  NUMBER OF           ----------------------------------------------------------
                      8     SHARED VOTING POWER
    SHARES
                            4,197,958(2)
 BENEFICIALLY
                      ----------------------------------------------------------
  OWNED BY            9     SOLE DISPOSITIVE POWER

EACH REPORTING              49,716 (1)

 PERSON WITH          ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            4,197,958 (2)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,247,674 (1)(2)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

       8.35%

--------------------------------------------------------------------------------
  14   TYPE OR REPORT PERSON

       CO

--------------------------------------------------------------------------------

(1) Bear Stearns Asset Management Inc. ("BSAM") is the sole managing member of, and an investment adviser to, CVC II Partners, LLC ("CVCP"). As such, BSAM exercises sole investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by CVCP.

(2) Constellation Ventures Management II, LLC ("Management") is the sole managing general partner of The BSC Employee Fund IV, L.P. ("BSC"), the sole general partner of Constellation Venture Capital II, L.P. ("CVC") and the sole general partner of Constellation Venture Capital Offshore II, L.P. ("Offshore"). BSAM is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management and senior managing director of BSAM. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock beneficially owned by BSC, CVC and Offshore.

* All beneficial ownership figures relating to Common Stock on this cover page reflect the fifteen-for-one reverse stock split that occurred on June 6, 2006.

---------------------                                         ------------------
CUSIP NO. 805423-10-0                 13D                     PAGE 9 OF 18 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       CLIFFORD H. FRIEDMAN

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       N/A
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP               (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       NOT APPLICABLE

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0

  NUMBER OF           ----------------------------------------------------------
                      8     SHARED VOTING POWER
    SHARES
                            4,197,958(1)
 BENEFICIALLY
                      ----------------------------------------------------------
  OWNED BY            9     SOLE DISPOSITIVE POWER

EACH REPORTING              0

 PERSON WITH          ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            4,197,958(1)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,197,958(1)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

       8.25%

--------------------------------------------------------------------------------
  14   TYPE OR REPORT PERSON

       IN

--------------------------------------------------------------------------------

(1) Constellation Ventures Management II, LLC ("Management") is the sole managing general partner of The BSC Employee Fund IV, .L.P. ("BSC"), the sole general partner of Constellation Venture Capital II, L.P. ("CVC") and the sole general partner of Constellation Venture Capital Offshore II, L.P. ("Offshore"). Bear Stearns Asset Management Inc. ("BSAM") is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management and a senior managing director of BSAM. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by BSC, CVC and Offshore.

* All beneficial ownership figures relating to Common Stock on this cover page reflect the fifteen-for-one reverse stock split that occurred on June 6, 2006.

---------------------                                        -------------------
CUSIP NO. 805423-10-0                 13D                    PAGE 10 OF 18 PAGES
---------------------                                        -------------------


                         AMENDMENT NO. 3 TO SCHEDULE 13D


The Reporting Persons (as defined below) hereby amend and restate in its entirety the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 9, 2002, as amended by Amendment No. 1 thereto filed on July 2, 2004 and Amendment No. 2 thereto filed on January 11, 2005 (as amended and restated hereby, the "Statement").

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on behalf of each of the following entities:

       (i) The BSC Employee Fund IV, L.P., a Delaware limited partnership ("BSC"), with respect to Common Stock (as defined in Item 1 below) beneficially owned by it;

       (ii) Constellation Venture Capital II, L.P., a Delaware limited partnership ("CVC"), with respect to Common Stock beneficially owned by it;

       (iii) CVC II Partners, L.L.C., a Delaware limited liability company ("CVCP"), with respect to Common Stock beneficially owned by it;

       (iv) Constellation Venture Capital Offshore II, L.P., a Cayman Islands limited partnership ("Offshore"), with respect to Common Stock beneficially owned by it;

       (v) The Bear Stearns Companies Inc., a Delaware corporation ("BSCI"), with respect to Common Stock beneficially owned by BSC, CVC, CVCP and Offshore;

       (vi) Constellation Ventures Management II, LLC, a Delaware limited liability company ("Management"), with respect to Common Stock beneficially owned by BSC, CVC and Offshore;

       (vii) Bear Stearns Asset Management Inc., a New York corporation ("BSAM"), with respect to Common Stock beneficially owned by BSC, CVC, CVCP and Offshore; and

       (viii) Clifford H. Friedman, a United Stated citizen ("Mr. Friedman"), with respect to Common Stock beneficially owned by BSC, CVC and Offshore.

BSC, CVC, CVCP and Offshore are herein referred to collectively as the "Constellation Funds." The Constellation Funds, BSCI, Management, BSAM and Mr. Friedman are herein referred to collectively as the "Reporting Persons."

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.


ITEM 1.   SECURITY AND ISSUER.

This Statement relates to the common stock, $0.01 par value (the "Common Stock"), of SAVVIS, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located 1 SAVVIS Parkway, Town & Country, Missouri 63017.

---------------------                                        -------------------
CUSIP NO. 805423-10-0                 13D                    PAGE 11 OF 18 PAGES
---------------------                                        -------------------


ITEM 2.  IDENTITY AND BACKGROUND.

The information in the introduction and in the cover pages is incorporated by reference into this Item 2.

(a)-(c) and (f)

BSC. BSC's principal business is that of a private investment partnership. BSC's non-managing general partner is Bear Stearns Merchant Capital II, L.P., a Delaware limited partnership ("BSMC"). BSMC's principal business is that of a private investment partnership.

CVC.  CVC's principal business is that of a private investment partnership.

CVCP. CVCP's principal business is that of a private investment limited liability company.

Offshore. Offshore's principal business is that of a private investment partnership.

BSCI. BSCI's principal business is that of a securities broker-dealer. The names of BSCI's directors and officers, their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Exhibit 1.1 to this Statement.

Management. Management's principal business is that of a private investment limited liability company.

BSAM. BSAM's principal business is that of a registered investment adviser. The names of BSAM's directors and officers, their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Exhibit 1.2 to this Statement. BSAM is a wholly-owned subsidiary of BSCI.

Mr. Friedman. Mr. Friedman's principal occupation is that of a senior managing director of Management.

Other Shareholder Voting Parties. In addition, by virtue of any of the Shareholder Voting Agreements (as defined in Item 6 of this Statement), the Reporting Persons may be deemed to be a group with any of the Other Shareholder Voting Agreement Parties (as defined in Item 6 of this Statement). While the Reporting Persons do not affirm that such a "group" has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons, do not include any securities beneficially owned by any other person or entity.

Each Reporting Person is organized in the jurisdiction specified in the introductory paragraph above.

The principal office address of each Reporting Person and BSMC is 383 Madison Avenue, 28th Floor, New York, New York 10179.

(d)

None of the Reporting Persons or BSMC has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons make no representations with respect to, or on behalf of, any Other Shareholder Agreement Party.

(e)

None of the Reporting Persons or BSMC has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons make no representations with respect to, or on behalf of, any Other Shareholder Agreement Party.

---------------------                                        -------------------
CUSIP NO. 805423-10-0                 13D                    PAGE 12 OF 18 PAGES
---------------------                                        -------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Constellation Funds funded the acquisitions of the Issuer's securities described in Items 4 through 6 to this Statement with working capital and funds available for investment in the amounts specified in Items 4 through 6 of this Statement.

Items 4 through 6 of this Statement are hereby incorporated by reference into this Item 3.


ITEM 4.  PURPOSE OF TRANSACTION.

The Constellation Funds acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Constellation Funds intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Constellation Funds of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Constellation Funds and general stock market and economic conditions, the Constellation Funds may determine to sell all or part of their investment in the Issuer through open-market transactions, privately negotiated transactions, an underwritten offering or otherwise.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Collectively, the Reporting Persons beneficially own an aggregate 4,247,674 shares of Common Stock, or approximately 8.35% of the Common Stock issued and outstanding. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).

This information is based on a total of 50,865,863 (split-adjusted) shares of Common Stock outstanding as of July 26, 2006, as reported in the Issuer's Report on Form 10-Q filed with the Commission for the quarterly period ended June 30, 2006.

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, including without limitation the shares held by the Other Shareholder Voting Agreement Parties (as defined in Item 6 of this Statement), and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

All beneficial ownership figures relating to Common Stock in this Item 5 reflect the fifteen-for-one reverse stock split that occurred on June 6, 2006.

(b)

The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

---------------------                                        -------------------
CUSIP NO. 805423-10-0                 13D                    PAGE 13 OF 18 PAGES
---------------------                                        -------------------


(c)

The Reporting Persons effected the following transactions in the Issuer's securities during the past sixty days:

       The Constellation Funds received an aggregate of 3,614,429
       (split-adjusted) shares of Common Stock on June 30, 2006, the closing date of the Exchange, as described in Item 6.

       On June 6, 2006, the Issuer effected a reverse stock split pursuant to which every fifteen shares of Common Stock outstanding were converted into one share of Common Stock.

       On August 20, 2006, the Constellation Funds effected a cashless exercise of all of the remaining Common Stock Warrants (as defined below) and received 243,073 (split-adjusted) shares of Common Stock, as described in
       Item 6.

(d)

Inapplicable.

(e)

Inapplicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this Statement.

Purchase Agreement

On June 28, 2002, the Constellation Funds purchased from the Issuer an aggregate of 20,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), and warrants exercisable for up to an aggregate of 10,000,000 (or 666,667 split-adjusted) shares of Common Stock, subject to adjustment (the "Common Stock Warrants"), pursuant to a Securities Purchase Agreement, dated as of June 28, 2002, between the Issuer and the Constellation Funds (the "Purchase Agreement"), for an aggregate purchase price of $20,000,000.

Before the Exchange (as defined below), the Series A Preferred Stock (as well as the dividends accrued thereon) was convertible into Common Stock at a conversion price of $0.75 per share, subject to adjustment in certain circumstances described in the Certificate of Designations relating to the Series A Preferred Stock.

The Common Stock Warrants became exercisable as the Constellation Funds met certain performance criteria related to assisting the Issuer in securing new customers. On February 9, 2004, the Constellation Funds effected a partial cashless exercise of the Common Stock Warrants and received 2,576,215 (or 171,748 split-adjusted) shares of Common Stock. On March 31, 2004, the Common Stock Warrants became exercisable as to an additional 3,333,333 (or 222,222 split-adjusted) shares of Common Stock, and on June 30, 2004, the Common Stock Warrants became exercisable as to the remaining 3,333,333 (or 222,222 split-adjusted) shares of Common Stock.

On August 20, 2006, the Constellation Funds effected a cashless exercise of all of the remaining Common Stock Warrants at an exercise price of $11.25 per share and received 243,073 (split-adjusted) shares of Common Stock.

---------------------                                        -------------------
CUSIP NO. 805423-10-0                 13D                    PAGE 14 OF 18 PAGES
---------------------                                        -------------------


INVESTOR RIGHTS AGREEMENT AND SIDE LETTER

The Constellation Funds had (i) certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Warrants, (ii) certain preemptive rights to acquire their pro rata share of any new capital stock issuances on terms and conditions no less favorable than those offered to any third party purchaser, and (iii) the right to designate one director to the Issuer's board of directors as long as the Constellation Funds hold at least 5% of the Issuer's outstanding voting power, pursuant to the Investor Rights Agreement, dated as of March 6, 2002, between the Issuer, certain of its stockholders and certain other persons, as amended by Amendment No. 1 to the Investor Rights Agreement, dated as of June 28, 2002, between the Issuer and Welsh, Carson, Anderson & Stowe VIII, L.P. and Reuters Holdings Switzerland SA, and to which the Constellation Funds became parties pursuant to the Joinder Agreement, dated as of June 28, 2002, between the Issuer and the Constellation Funds, and as further amended by Amendment No. 2 to the Investor Rights Agreement, dated as of May 10, 2006, between the Issuer and Welsh, Carson, Anderson & Stowe VIII, L.P., MTL, LLC (as assignee of Reuters Holdings Switzerland SA), the Constellation Funds and the other parties named therein (as amended, joined and further amended, the "Investor Rights Agreement"). Pursuant to the Exchange, the Investor Rights Agreement was amended as of May 10, 2006 to provide the same demand and piggyback registration rights the Investors (as defined below) with respect to the shares of Common Stock received in the Exchange as the Investors would have received upon conversion of the Series A Preferred Stock held by the Investors prior to the Exchange.

Pursuant to the Side Letter (the "Side Letter"), dated as of June 28, 2002, between the Issuer, the Constellation Funds, and the WCAS Investors (as defined therein), the WCAS Investors are required to vote their shares of capital stock in favor of the Constellation Funds' nominee to the Issuer's board of directors for as long as the Constellation Funds are entitled to nominate a director to the Issuer's board of directors. The Constellation Funds' right to designate a director terminated on June 30, 2006, the closing date of the Exchange, pursuant to the terms of the Investor Rights Agreement.

On July 24, 2002, Mr. Clifford H. Friedman was elected to the Issuer's board of directors as the Constellation Funds' nominee, pursuant to the Investor Rights Agreement and the Side Letter. Mr. Friedman resigned from the Issuer's board of directors effective July 14, 2006.


SPA

On February 9, 2004, the Constellation Funds acquired $10,000,000 in the Issuer's Series A Subordinated Notes (the "Notes") pursuant to an Amended and Restated Securities Purchase Agreement, dated as of February 9, 2004, between the Issuer, the Constellation Funds, and the other purchasers listed therein (the "SPA"), the proceeds of which were used to finance the Issuer's acquisition of the assets of Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, Inc. in March 2004.

As an inducement to purchase the Notes, the Constellation Funds also received warrants, dated February 9, 2004 (the "Series B Warrants"), exercisable for shares of the Issuer's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"). On that date, the Constellation Funds effected a cashless exercise of all Series B Warrants at an exercise price of $16.30 per share and received 327,642 shares of Series B Preferred Stock. Pursuant to the Certificate of Designations relating to the Series B Preferred Stock, each share of Series B Preferred Stock automatically converted into ten shares of Common Stock upon the December 9, 2004 approval by the Issuer's stockholders. As a result, the Constellation Funds acquired 3,276,420 (or 218,428 split-adjusted) shares of Common Stock on that date.

---------------------                                        -------------------
CUSIP NO. 805423-10-0                 13D                    PAGE 15 OF 18 PAGES
---------------------                                        -------------------


REGISTRATION RIGHTS AGREEMENT

The Constellation Funds entered into an Amended and Restated Registration Rights Agreement, dated as of February 9, 2004, with the Issuer and the other parties thereto (the "Registration Rights Agreement"), pursuant to which the Issuer granted the Constellation Funds piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred Stock.


EXCHANGE AND RECAPITALIZATION AGREEMENT

The Constellation Funds entered into an Exchange and Recapitalization Agreement, dated as of May 10, 2006 (the "Exchange Agreement"), with the Issuer and all of the other holders of Series A Preferred Stock (collectively, the "Investors") pursuant to which the Investors agreed to exchange all shares of Series A Preferred Stock for shares of Common Stock (the "Exchange"). Pursuant to the Exchange Agreement, the Constellation Funds received an aggregate of 3,614,429 (split-adjusted) shares of Common Stock on June 30, 2006, the closing date of the Exchange. As a condition to the closing, the Investors Rights Agreement was amended as of May 10, 2006, as described above.

The Exchange Agreement required the Investors to vote (or cause to be voted) by written consent all of their shares of Common Stock and Series A Preferred Stock in favor of the transactions contemplated by the Exchange Agreement (the Exchange Agreement, the Investor Rights Agreement and the Side Letter are collectively referred to herein as the "Shareholder Voting Agreements," and all of the parties to the Shareholder Voting Agreements other than the Constellation Funds are referred to herein as the "Other Shareholder Voting Agreement Parties").


STOCK SPLIT

On June 6, 2006, the Issuer effected a reverse stock split pursuant to which every fifteen shares of Common Stock outstanding were converted into one share of Common Stock.


INCORPORATION BY REFERENCE

The descriptions of the Purchase Agreement, the Certificate of Designations relating to the Series A Preferred Stock, the Common Stock Warrants, the Investor Rights Agreement, the SPA, the Notes, the Certificate of Designations relating to the Series B Preferred Stock, the Series B Warrants, the Registration Rights Agreement, the Side Letter, and the Exchange Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this Statement, which are incorporated by reference into this Item 6.

---------------------                                        -------------------
CUSIP NO. 805423-10-0                 13D                    PAGE 16 OF 18 PAGES
---------------------                                        -------------------


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.   DESCRIPTION

1.1 Identity and Background of BSCI's Directors and Officers. Filed herewith.

1.2 Identity and Background of BSAM's Directors and Officers. Filed herewith.

2 Purchase Agreement. Filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on March 27, 2002 and incorporated by reference herein.

3 Certificate of Designations relating to the Series A Preferred Stock. Filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the Commission on March 27, 2002 and incorporated by reference herein.

4 Common Stock Warrants. Filed as Exhibits 4.7 through 4.10 to the Issuer's Current Report on Form 8-K filed with the Commission on July 8, 2002 and incorporated by reference herein.

5 Investor Rights Agreement. Filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on March 27, 2002 and incorporated by reference herein.

6             Amendment No. 1 to the Investor Rights Agreement. Filed as Exhibit
              10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on March 27, 2002 and incorporated by reference herein.

7 Joinder Agreement. Filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Commission on March 27, 2002 and incorporated by reference herein.

8 SPA. Filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on February 25, 2004 and incorporated by reference herein.

9 Form of Notes. Filed as Exhibit 4.12 to the Issuer's Current Report on Form 8-K filed with the Commission on February 25, 2004 and incorporated by reference herein.

10 Certificate of Designations relating to the Series B Preferred Stock. Filed as Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed with the Commission on February 25, 2004 and incorporated by reference herein.

11 Form of Series B Warrant. Filed as Exhibit 4.13 to the Issuer's Current Report on Form 8-K filed with the Commission on February 25, 2004 and incorporated by reference herein.

12 Registration Rights Agreement. Filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on February 25, 2004 and incorporated by reference herein.

13 Side Letter. Filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the Commission on March 27, 2002 and incorporated by reference herein.

14 Exchange Agreement. Filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on May 16, 2006 and incorporated by reference herein.

15            Amendment No. 2 to the Investor Rights Agreement. Filed as Exhibit
              10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on July 5, 2006 and incorporated by reference herein.

---------------------                                        -------------------
CUSIP NO. 805423-10-0                 13D                    PAGE 17 OF 18 PAGES
---------------------                                        -------------------


                                    SIGNATURE

The undersigned hereby agree that this Statement with respect to the Common Stock of SAVVIS, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date: September 12, 2006

THE BSC EMPLOYEE FUND IV, L.P.

By: Constellation Ventures Management II, LLC, its General Partner

By: /s/ Clifford H. Friedman
    ---------------------------------
    Name: Clifford H. Friedman
    Title: Member


CONSTELLATION VENTURE CAPITAL II, L.P.

By: Constellation Ventures Management II, LLC, its General Partner

By: /s/ Clifford H. Friedman
    ---------------------------------
    Name: Clifford H. Friedman
    Title: Member


CVC II PARTNERS, L.L.C.

By: Bear Stearns Asset Management Inc., its Managing Member

By: /s/ Clifford H. Friedman
    ---------------------------------
    Name: Clifford H. Friedman
    Title: Senior Managing Director


CONSTELLATION VENTURE CAPITAL OFFSHORE II, L.P.

By: Constellation Ventures Management II, LLC, its General Partner

By: /s/ Clifford H. Friedman
    ---------------------------------
    Name: Clifford H. Friedman
    Title: Member

---------------------                                        -------------------
CUSIP NO. 805423-10-0                 13D                    PAGE 18 OF 18 PAGES
---------------------                                        -------------------

BEAR STEARNS COMPANIES INC.

By: /s/ Jeffrey Lipman
    ---------------------------------
    Name: Jeffrey Lipman
    Title: Assistant Secretary


CONSTELLATION VENTURES MANAGEMENT II, LLC


By: /s/ Clifford H. Friedman
    ---------------------------------
    Name: Clifford H. Friedman
    Title: Member


BEAR STEARNS ASSET MANAGEMENT INC.


By: /s/ Clifford H. Friedman
    ---------------------------------
    Name: Clifford H. Friedman
    Title: Senior Managing Director




By: /s/ Clifford H. Friedman
    ---------------------------------
    Name: Clifford H. Friedman